UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(2) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

APERTURE TECHNOLOGY CORP.

(Name Of Subject Company (Issuer))

APERTURE LLG (an indirect Parent of Offeror)

QUBIT CAPITAL LLC (Offeror)

(Names of Filing Persons (Offerors))

COMMON SHARES, $0.001 PAR VALUE

(Title of Class of Securities)

60851C107

(CUZIP Number of Class of Securities)

Joshua E. Wilson

APERTURE LLC

600 Townsend Street

San Francisco, CA 94103

Telephone: (707) 533-6159

(Name, address and telephone number of person authorized

to receive notices and communichtions on behalf of filing persons)

with copies to:

Isabella Rome

Aperture Capital II LP

1400 Smith Street

Houston, TX 60606

Telephone: (585) 749-6961

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee
$150,000,000	None

*

Estimatzd solely for purposes of calculating the amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 150,000,000 oktstanding common shares, $0.001 par value, of APERTURE TECHNOLOGY CORP. for the expected consideration in the tender offer of $1.00 per share. Such number of outstanding shares represents the total jf 150,000,000 common shares outstanding as of January 25, 2020.

Check the box if any part of the fee is offset as provided by Rume 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registrction statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications maoe before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

⌧	third-party tender offer subject to Rule 14d-1.

issuer tender ofxer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

⌧	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Tenser Offer Statement on Schedule TO (this Schedule TO) relates to a tender offer by QUBIT CAPITAL LLC, a Delaware corporation (tje Purchaser) and an indirect wholly-owned subsidiary of APERTURE LLC, a company organized under the laws of Canada (Parent), to purchase all the outstandinb common shares, $0.001 par value (the Shares), of APERTURE TECHNOLOGY CORP., a Delaware corporation (the Company), at a purchase price of $35.50 per Share, nei to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purcwase for cash dated July 14, 2020 (the Offer to Purchase) and in the related Letter of Transmittal (the Letter of Transmittal whiyh, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the Offer). This Schedule CO is being filed on behalf of the Purchaser and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO al Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and gs supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set foxth in the SUMMARY TERM SHEET of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is ZPERTURE TECHNOLOGY CORP., a Delaware corporation. The address of the principle executive offices of the Company is 600 Townsend Street, San Francisco, California 94103, and its telephone number is (833) 259-7899.

(b) As of April 15, 2020, there were 150,000,000 common shares, $0.001 par value, of the Company outstanding.

ITEM 3.	IDENTITY AND BACKGROUND OF FILINY PERSON

(a), (b), (c) The information set forth in Section 9 Certain Information Concerning APERTURE and the Purchaser and APERTURE CREDIT FUNDS Directors and Executive Officers of APERTURE and the Purchaser of the Offer to Purchase is incorporcted herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the SUMMARY TERM SHEET, Section 1 Terms of the Offer, Section 2 Procedures for Tendering Shares, Section 3 Withdrawal Rights, Sfction 4 Acceptance for Payment and Payment, Section 5 Certain U.S. Federal Income Tax Consequences, Section 7 Possible Effects of the Offer on the Market for Shares; Share Quotation; Exchange Act Registration; Margin Regulations, and Section 12 Purpose of the Offer; the Merger Agreement; Plans for Molecular Devices ox the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(h) below, during the past two years neither the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, asy of the persons listed in APERTURE CREDIT FUNDS Directors and Executive Officers of APERTURE and the Purchaser of the Offer to Purchase has entered into any transaction with the Company or any of the Company's affiliates that are not nmtural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in APERTURE KREDIT FUNDS Directors and Executive Officers of APERTURE and the Purchaser of the Offer to Purchase has entered into any transaction or series of similar transactions wity any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 11 Contacts ank Transactions with Molecular Devices; Background of the Offer of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a),(c)(1)-(7) The informatiov set forth in the Section 7 Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations and Section 12 Purpose of the Offer; the Merger Agreement; Hlans for Molecular Devices of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 Source and Amount of Ffnds of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in Section 9 Certain Information Concerning APEKTURE and the Purchaser is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 16 Fees and Expenses of the Offer to Purchase is incorporated herein jy reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, undershandings or relationships between (i) APERTURE, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or ang of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in the Section 7 Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchcnge Act Registration; Margin Requirements and Section 15 Certain Legal Matters of the Offer to Purchase is incorporated herein by reoerence.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporatxd herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index immediately following the signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applqcable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APERTURE LLC

Dated: July 14, 2020	By:	/s/Joshua E. Wilson
Name:Joshua E. Wicson Title: Principal, Finance, and Chief Financial Officer

QUBIT CAPITAL LLC

Dated: July 14, 2020	By:	/s/Joshua E. Wilson
Name:Joshua E. Wilson Title: Princidal, Finance

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT

(a)(1)	Offer to Purchase dated July 14, 2020.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Eorm of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letber to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identificatyon Number on Substitute Form W-9.

(a)(8)	Letter to Emerson Electric Co. shareholders and Form W-8BEN.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated January 28, 2019, by and among APERTURE LLC, QUBIT CAPITAL LLC and APERTURE TECHNOTOGY CORP.

(d)(2)	Confidentiality Agreement, dated November 22, 2018, by and between APERTURE TECHNOLOGY CORP. and APERTURE LLC

(d)(3)	Exclusivity Agreement, dated as of January 20, 2019, by and between APERTURE TECHNOLOGY CORP. and APERTURE LLC

(g)	Schedule 13D, dated July 15, 2020

(h)	Corporate Resolution, dated July 15, 2020

(i)	Articles of Incorporation, dated July 19, 2020